Exhibit 99.18

Torex Gold Reports Latest Drilling Results from ELG Underground

Results continue to indicate high-grade mineralization and the long-term potential of the deposit

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - May 20, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) is pleased to provide remaining results from the 2024 drilling program and initial results from the 2025 drilling program at ELG Underground. The results support the Company’s target of further extending the mine life of ELG Underground by identifying new zones of higher-grade mineralization, expanding resources within known areas, and replacing mined reserves.

Jody Kuzenko, President & CEO of Torex, stated:

“Following many years of ongoing drilling success at ELG Underground, the deposit continues to impress and provide us with much optimism that we will be mining there for years to come. Building off the successful 2024 program wherein we replaced mineral reserves, this year’s program aims to once again extend mine life while targeting to build out the mineral resource inventory, supporting our objective of sustaining production levels for the Morelos Complex above 450,000 gold equivalent ounces well beyond 2030.

“Our exploration team continues to encounter high-grade mineralization as they step-out beyond the boundaries of known resources across several defined trends, furthering our understanding about how these trends are influenced by cross-cutting faults believed to be the main mineralization controls. A prime example of this is where recent drilling along the El Limón West Trend towards the El Limón Sur fault encountered 8.98 grams per tonne gold equivalent (“gpt AuEq”) over 35.8 metres (“m”).

“There is no doubt that the geology at the Morelos Property is prolific - with the completion of the Media Luna project in 2025, we are doubling down on exploration this year, drilling almost twice the metres relative to 2024 and increasing the budget by approximately 50%. With 48,000 metres of drilling targeted for ELG Underground this year, these initial results form a solid start to what I believe will be another excellent year of drilling success at ELG Underground.”

HIGHLIGHTS

El Limón Sur Trend

•

Central Zone: Holes SST-359 and LS-371 drilled at the intersection of the El Limón Sur Trend and the Z71 fault delivered multiple mineralized intercepts, most notably 12.18 gpt AuEq over 26.4 m at LS-371. Drill holes LS-370 and LS-359 confirmed the continuity of mineralization at depth with multiple high-grade intercepts, most notably 43.68 gpt AuEq over 10.3 m and 5.97 gpt AuEq over 26.4 m in drill hole LS-370. These holes show that mineralization in this area is comprised of at least three vertically continuous parallel mineralized structures along the El Limón Sur Trend that are open along strike and at depth down to 800 metres above sea level (“m.a.s.l.”). A comprehensive follow-up drilling campaign is planned for 2025, aimed to explore the continuity of mineralization along strike, at depth, and to the south (Figures 2A and 2B).

•

North Zone: The 2024 drilling program was successful in upgrading Inferred Resources to the Indicated category. Results encountered to date warrant a follow-up drilling campaign at depth down to the elevation of the Guajes Tunnel, aimed at increasing Inferred Resources as part of the year-end 2025 reserve and resource update (Figure 2C).

El Limón West Trend

•

The deepest intercept of drill hole LS-374 shows discrete, high-grade mineralization (19.57 gpt AuEq over 2.2 m) around the elevation of the Guajes Tunnel (~550 m.a.s.l.), indicating that the vertical extension of the mineralization likely reaches below this level (Figure 3).

•

Drilling returned multiple high-grade intercepts stepping out of the current resource towards the El Limón Sur fault, including drill holes LS-351 (8.98 gpt AuEq over 35.8 m) and LS-373 (10.77 gpt AuEq over 5.8 m and 5.34 gpt AuEq over 9.0 m). These and other results from step-out drilling in the area show that the current resource is open in all directions and will be a focus of further investigation this year, with a view to confirm mineralization continuity and add new Inferred Resources (Figure 3).

ELG UNDERGROUND DRILLING PROGRAM

The primary objective of the current ELG Underground drilling program is to increase the Inferred Resource inventory and replace mined reserves to support sustaining production for the Morelos Complex above 450,000 AuEq ounces (“oz”) per year beyond 2030. The program is focused on identifying high-grade mineralization extensions along the El Limón Sur, El Limón Deep, El Limón West, and Sub-Sill trends.

Torex has budgeted $12 million towards drilling at ELG Underground in 2025. Drilling is progressing well with four rigs currently working in the area. Assay results presented in this news release include those for the 9,149 m drilled during 2024 that were received after the cutoff date for inclusion in the year-end 2024 mineral reserve and mineral resource update as well as assay results from the first 8,813 m of the 48,000 m of drilling planned for 2025. The focus for the first quarter of 2025 was primarily on the Advanced Exploration program, targeting extensions of existing resources at El Limón Sur and El Limón West (Figure 1). Drilling results confirm the grades and continuity of mineralization within the resource and show compelling potential to extend mineralization.

Detailed drill results are reported in Table 3 (El Limón Sur Trend), Table 4 (El Limón West Trend), Table 5 (El Limón Deep Trend), and Table 6 (Sub-Sill Trend); previously reported drill holes are reported in Table 7.

AuEq grades use the same metal prices ($1,650/oz gold (“Au”), $22/oz silver (“Ag”), and $3.75/lb copper (“Cu”)) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the current mineral resource estimate for ELG Underground (effective date of December 31, 2024) and has been applied to the assay results for newly published drill holes as well as previously published drill holes. The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104).

Figure 1: Plan view of ELG Underground showing the main mineralized trends that were the primary focus for drilling in late 2024 and Q1 2025

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/252759_88944f0694294a1e_001full.jpg

EL LIMÓN SUR TREND (FIGURES 2A, 2B, and 2C)

Drilling along the El Limón Sur Trend has been focused in the central and north zones, near the trend’s intersections with the Z71 and La Flaca faults, respectively (Figure 2A). The goal is to expand the central zone at depth and to the south, as well as to extend the north zone at depth beyond the elevation of the Guajes Tunnel (~400 m.a.s.l. or 200 m below the current resource boundary). Most of the holes drilled in these areas have encountered favorable alteration and mineralization zones, supporting the potential for resource expansion.

The multiple high-grade intercepts found at the central zone, notably in drill holes SST-359, LS-371 and also found in deeper drill holes LS-370 and LS-359 (Table 1, Figure 2B), show that mineralization in this area is comprised of at least three vertically continuous parallel mineralized structures along the El Limón Sur Trend of up to 26.4 m at 12.18 gpt AuEq (drill hole LS-371). High-grade mineralization is potentially open along strike and at depth down to 800 m.a.s.l., controlled by the intersection of the El Limón Sur Trend and the Z71 fault (Figures 2A and 2B). These results warrant follow-up drilling this year, aimed at testing the mineralization continuity along strike, at depth, and to the south.

At the north zone, drilling to test the continuity of mineralization towards the central zone returned favourable results (Figure 2C). Drilling at depth (LS-369) also encountered mineralization at 500 m.a.s.l., the continuity of which will be a focus of further drilling this year.

Table 1: Recent drilling highlights along the El Limón Sur Trend

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
LS-359	50.6	53.0	2.4	2.1	6.35	2.0	0.02	6.41
	112.2	115.1	2.9	2.6	6.84	2.0	0.05	6.94
	136.0	139.8	3.8	3.4	2.31	0.8	0.01	2.33
	191.6	206.8	15.2	13.4	7.43	3.9	0.08	7.61
including	198.3	199.4	1.1	1.0	34.70	4.0	0.09	34.90
including	205.3	206.8	1.5	1.3	36.80	10.0	0.03	36.98

LS-370	9.9	12.0	2.1	2.1	7.58	3.0	0.05	7.70
	65.0	95.1	30.1	26.4	5.79	3.2	0.08	5.97
including	71.0	75.6	4.6	4.0	13.75	7.3	0.14	14.07
	122.0	133.5	11.5	10.3	43.31	2.6	0.21	43.68
including	123.5	126.8	3.3	2.9	78.39	4.5	0.30	78.93
	137.6	142.7	5.1	4.4	4.84	1.6	0.22	5.21
including	141.5	142.7	1.2	1.0	16.4	2.0	0.33	16.97
	151.0	155.0	4.0	3.5	8.89	2.3	0.24	9.30
LS-371 including	140.0	168.7	28.7	26.4	11.75	3.2	0.24	12.18
	144.0	155.0	11.0	10.1	24.84	5.8	0.34	25.46

Notes to Table:

1)	Drill hole intercepts are shown both in core length and true widths. Core recovery (%) is shown in Table 3. Core and true width lengths subject to rounding.
2)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

3)	All assay results are uncapped.

EL LIMÓN WEST TREND (FIGURE 3)

Drilling targeting the expansion of resources along the southern extension of the El Limón West Trend has returned multiple high-grade intercepts. Most notably, drill holes LS-351 (8.98 gpt AuEq over 35.8 m and 6.18 gpt AuEq over 2.8 m), LS-352 (7.35 gpt AuEq over 7.7 m), and LS-373 (10.77 gpt AuEq over 5.8 m) indicate that mineralization is open in all directions. Additionally, drill hole LS-374 (19.57 gpt AuEq over 2.2 m) shows a discrete, high-grade intercept proximal to the elevation of the Guajes Tunnel (~550 m.a.s.l.). This indicates the potential of vertical continuity of mineralization for over 150 m at depth from the base of the current resource. These results warrant follow-up drilling this year aimed to confirm mineralization continuity to the north and south of the El Limón Sur fault and at depth down to the level of the Guajes Tunnel.

Along the northern extension of the El Limón West Trend, the follow-up hole LS-367 was drilled to explore for the source of previously reported shallow mineralized intercepts in LS-316 (4.55 gpt AuEq over 4.5 m; previously reported, see Table 7 for more information) and LS-317 (3.96 gpt AuEq over 3.9 m; previously reported, see Table 7 for more information), and identified favorable alteration and mineralization at surface. The hole intersected a narrow zone of quartz veinlets, although the associated mineralization was weak. Further geological work will be carried out during 2025 to define follow-up drilling in this area.

Table 2: Recent drilling highlights along the El Limón West Trend

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
LS-351 including including including	156.3	208.0	51.7	35.8	7.14	42.4	0.81	8.98
	162.4	166.6	4.2	2.9	13.36	41.8	0.34	14.44
	175.0	181.0	6.0	4.2	14.33	85.3	1.53	17.88
	198.0	205.3	7.3	5.0	15.09	32.2	0.97	17.06
	245.8	250.0	4.2	2.8	4.65	18.5	0.81	6.18
	261.3	266.5	5.2	3.4	3.06	8.8	0.32	3.68
LS-352	187.8	199.6	11.8	7.7	6.52	18.0	0.37	7.35
LS-373	262.1	271.2	9.1	6.4	2.39	25.5	0.39	3.34
	282.6	288.9	6.3	4.4	3.05	8.2	0.25	3.56
	324.2	332.3	8.1	5.8	10.25	8.0	0.26	10.77

including	343.0	356.0	13.0	9.0	3.68	33.4	0.76	5.34
	350.9	356.0	5.1	3.5	5.73	72.5	1.38	8.88
LS-374 including	487.2	491.7	4.5	2.2	18.47	14.6	0.57	19.57
	490.5	491.7	1.2	0.6	33.54	12.0	0.39	34.33

Notes to Table:

1)	Drill hole intercepts are shown both in core length and true widths. Core recovery (%) is shown in Table 4. Core and true width lengths subject to rounding.
2)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

3)	All assay results are uncapped.

EL LIMÓN DEEP TREND

Along the El Limón Deep Trend, drilling has been focused on the western and central portions of the mineralized trend, with the objectives of upgrading Inferred Resources and evaluating the continuity of alteration and mineralization below 650 m.a.s.l. Results to date show relatively weak alteration in the area which indicates that mineralization may be limited at depth. However, potential remains towards the trend’s intersection with the El Limón West Trend as a favourable mineralization control, which will be a focus for drilling through the remainder of the year.

Drilling has also been focused on upgrading and expanding Inferred Resources in the southwest-plunging mineralized zone towards the trend’s intersection with El Limón West Trend. Only drill hole LDUG-392 (6.05 gpt AuEq over 5.5 m) of the three completed holes in this area encountered mineralization.

SUB-SILL TREND

Recent Advanced Exploration drilling along the Sub-Sill Trend has been primarily focused on its intersection with the Z71 fault. Mineralization has been encountered at depths around 500 m.a.s.l., indicating that this area remains open at depth. In addition, drilling along the northern extension of the trend encountered mineralization north of the La Flaca fault, highlighting the potential for resource extensions beneath the El Limón Open Pit and the mineralized intercepts of drill hole LDUG-394 (5.82 gpt AuEq over 2.9 m and 7.34 gpt AuEq over 3.7 m) over an unexplored area of approximately 150 m of vertical extension.

ELG MINE COMPLEX GEOLOGY

The ELG Mine Complex, located in the central part of the Guerrero Gold Belt in southwest Mexico, is hosted in the Mesozoic carbonate-rich Morelos Platform which has been intruded by Paleocene granodiorite stocks, sills, and dikes, and the uplifting of the block close to surface by maar-diatreme complexes.

Skarn-hosted gold mineralization develops along contacts of the intrusive rocks and carbonate-rich sedimentary rocks of the Cuautla and Morelos Formations, as well as along the footwall contact of the Mezcala Formation. At depth, the mineralization has a strong structural control related to the main stages of deformation, with the collision of allochthonous terrain being responsible for the major north-south faults, while the almost east-west faulting is associated with the beginning of the subduction process.

Gold mineralization at ELG occurs in spatial association with a skarn body that was developed along a two-kilometre-long corridor following the northeast contact of the ELG granodiorite stock. The skarn zone that occurs at the marble stratigraphic level of the Morelos Formation is in contact with hornfels developed in the Mezcala Formation. At El Limón, skarn mineralization is also structurally controlled by north-south and north-east trending faults. Early-stage deposition corresponds to skarn alteration and mineralization at ELG and is fairly typical of calcic gold-skarn systems. Zones of coarse, massive, garnet-dominant skarn appear within and along the stock margin, with fine-grained pyroxene-dominant skarn more common at greater distances from the contact with the stock. Significant gold mineralization at ELG is spatially associated with the skarn, preferentially occurring in pyroxene-rich exoskarn but also hosted in garnet-rich endoskarn that has been affected by retrograde alteration, which suggests that the most important gold event is strongly related to bismuth, late stage, and of epithermal origin.

Dikes and sills are found to crosscut the hornfels and marble along the structural trends mentioned above and are spatially associated with the skarn formation. In some cases, these are the control of main gold mineralization stage at depth.

The style of mineralization at the El Limón Deep, El Limón Sur, Sub-Sill, and El Limón West trends is characterized by gold, with locally high silver and copper grades. Given that gold precipitates due to the buffer exerted by the early stage of calc-silicate alteration and sulfide mineralization, it is free and generally dissociated from the previous copper event mainly related to chalcopyrite.

QA/QC AND QUALIFIED PERSON

Torex maintains an analytical quality assurance and quality control (“QA/QC”) and data verification program to monitor laboratory performance and ensure high-quality assays. Results from this program confirm the reliability of the assay results. All sampling and analytical work for the mine exploration program is performed by SGS de Mexico S.A. de C.V. (“SGS”) in Durango, and by SGS at Morelos mine site facilities in Mexico. Gold analyses comprise fire assay with atomic absorption or gravimetric finish. External check assays for QA/QC purposes are performed at ALS Chemex de Mexico S.A. de C.V.

The analytical QA/QC program is currently overseen by Carlo Nasi, Manager, Geology for Minera Media Luna, S.A. de C.V. All samples reported have been checked against Company and Lab standards, and blanks. No core duplicate samples are taken.

Core sizes are mostly HQ in diameter and NQ core diameter is used sporadically if ground conditions require. Samples are sawn lengthwise in half. One half of the core is bagged and sealed for analytical analysis and one half is retained in the core box for reference.

Sample preparation is carried out by SGS facilities in Durango and the Morelos mine site, Mexico and consists of drying and crushing 3 to 5 kg to >75% passing 2 mm followed by pulverization of 500 g to >85% passing 75 μm (G_PRP89). Gold is analyzed at the SGS facilities in Durango and at the Morelos mine site following internal analytical protocols. Gold analysis comprises a 30 g fire assay with an atomic absorption finish (GE_FAA30V5). Over-limit results for gold analysis (for samples reported as >10,000 ppb or >10 ppm) comprises 30 g Au by fire assay with gravimetric finish (GO_FAG30V). Copper and silver analyses up to 300 ppm Ag, Cu up to 10%, and iron up to 10% analysis are completed via Aqua Regia digestion and atomic absorption finish (GO_AAS21C50). Multi-element geochemical analysis is done by an Aqua Regia digestion with detection by ICP-OES using SGS internal analytical protocol and are conducted at SGS facilities in Durango (GE_ICP14B).

External check assays for QC purposes are done on pulps and performed at ALS Global in Queretaro, Mexico. Approximately 3% of the samples collected from exploration and operation drilling as well as production samples are sent for analyses checks and assayed for Au, Ag, and Cu.

Internal and external check control results are reviewed daily by MML and an external audit by Qualitica Consulting Inc. is carried out quarterly. The outcome of the test work indicates that the precision and accuracy of the results received from SGS’ Durango and ELG mine site facilities are within acceptable tolerance ranges.

Scientific and technical information contained in this news release has been reviewed and approved by

Rochelle Collins, P.Geo. (PGO #1412), Principal, Mineral Resource Geologist with Torex Gold Resources Inc., a “qualified person” (“QP”) as defined by NI 43-101. Ms. Collins has verified the information disclosed, including sampling, analytical, and test data underlying the drill results. Verification included visually reviewing the drill holes in three dimensions, comparing the assay results to the original assay certificates, reviewing the drilling database, and reviewing core photography consistent with standard practice. Ms. Collins consents to the inclusion in this release of said information in the form and context in which they appear.

Additional information on ELG Underground, sampling and analyses, analytical labs, and methods used for data verification is available in the Company’s technical report entitled the “Morelos Property, NI 43-101 Technical Report, ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, Guerrero State, Mexico”, dated effective March 16, 2022 filed on March 31, 2022 (the “2022 Technical Report”) and in the annual information form (“AIF”) dated March 21, 2025, each filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information also includes, but is not limited to, statements about: the results support the Company’s target of further extending the mine life of ELG Underground by identifying new zones of higher-grade mineralization, expanding resources within known areas, and replacing mined reserves; this year’s program aims to extend mine life while targeting to build out the mineral resource inventory, supporting the Company’s objective of sustaining production levels for the Morelos Complex above 450,000 gold equivalent ounces well beyond 2030; the stated focus, objectives, aims, targets and goals of the drilling programs; indication that results of drill hole LS-374 show that the vertical extension of the mineralization likely reaches below the elevation of the Guajes Tunnel (~550 m.a.s.l.); indications that mineralization is open in the stated direction(s); drilling results confirm the grades and continuity of mineralization within the resource and show compelling potential to extend mineralization; statements regarding the potential to extend mineralization and increase mineral resources; and the Company’s key strategic objectives: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “objective”, “target”, “continue”, “potential”, “focus”, “demonstrate”, “belief” or variations of such words and phrases or statements that certain actions, events or results “will”, “would”, “could” or “is expected to” occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties associated with: the ability to upgrade mineral resources categories of mineral resources with greater confidence levels or to mineral reserves; risks associated with mineral reserve and mineral resource estimation; and those risk factors identified in the Technical Report and the Company’s annual information form and management’s discussion and analysis or other unknown but potentially significant impacts. Forward-looking information is based on the assumptions discussed in the Technical Report and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

Figure 2A: Drilling results from the central zone of the El Limón Sur Trend.

To view an enhanced version of this graphic, please visit:

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Figure 2B: Multiple high-grade intercepts define at least three vertically dipping high-grade mineralized structures along strike of the El Limón Sur Trend Central Zone.

To view an enhanced version of this graphic, please visit:

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Figure 2C: Drilling results from the north zone of the El Limón Sur Trend.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/252759_88944f0694294a1e_004full.jpg

Figure 3: Drilling results along the El Limón West Trend.

To view an enhanced version of this graphic, please visit:

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Table 3: Drill results along the El Limón Sur Trend

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
SST-350	Infill	422176.7	1989761.2	896.5	238	-4	198	130.8	135.9	5.1	4.3	2.64	16.8	0.05	2.93	99.7
								152.7	164.6	11.9	9.8	5.04	2.3	0.08	5.20	100.0
								175.0	178.2	3.2	2.9	6.63	3.4	0.07	6.78	100.0
								186.7	193.0	6.3	6.1	2.28	3.0	0.17	2.59	99.7
SST-356	Infill	422176.5	1989761.3	896.2	241	-11	231	61.8	63.8	2.0	1.7	21.40	6.9	0.11	21.67	99.6
								110.7	116.0	5.3	4.3	8.28	3.1	0.08	8.44	100.0
								138.3	141.6	3.3	2.9	6.53	1.6	0.13	6.76	99.2
								155.5	159.0	3.5	3.1	5.07	0.5	0.01	5.09	99.9
SST-359	Infill	422176.5	1989761.4	896.4	248	-8	182	66.0	69.9	3.9	3.7	2.38	2.0	0.05	2.49	100.0
								121.6	124.2	2.6	2.4	12.91	7.4	0.07	13.12	98.8
								134.7	146.0	11.3	10.3	3.11	1.0	0.11	3.30	100.0
								152.0	157.0	5.0	4.5	9.70	1.3	0.08	9.85	100.0
SST-360	Infill	422176.8	1989761.2	897.0	235	3	189	4.0	6.0	2.0	1.5	4.09	1.0	0.05	4.19	99.4
								50.6	68.5	17.9	13.9	7.04	2.4	0.06	7.18	99.7
including								61.0	62.5	1.5	1.2	41.30	6.0	0.10	41.53	99.7
								165.6	168.0	2.4	2.1	3.30	0.5	0.41	3.96	99.7
SST-364	Infill	422176.8	1989761.5	896.7	244	3	180	105.2	112.3	7.1	6.0	4.77	3.0	0.29	5.28	100.0
SST-370	Infill	422176.8	1989761.2	897.1	238	9	180	26.0	29.1	3.1	2.7	8.16	22.4	0.64	9.47	97.8
								32.2	49.2	17.0	14.4	21.12	5.0	0.10	21.35	98.8
including								33.3	40.3	7.0	5.9	43.68	8.9	0.15	44.04	98.8
								151.7	154.3	2.6	2.4	3.91	1.3	0.06	4.02	100.0
LDUG-392	Infill	422209.1	1990018.5	722.1	265	0	333	151.9	154.5	2.6	2.5	8.81	10.0	0.24	9.32	100.0
including								153.9	154.5	0.6	0.6	35.0	15.00	0.2	35.53	100.0
LDUG-393	Infill	422209.1	1990018.1	722.3	260	5	102	50.0	52.0	2.0	1.7	4.19	1.0	0.00	4.21	97.7
LDUG-405	Step-Out	422176.1	1990138.6	674.8	262	-37	342	169.1	170.6	1.5	1.2	2.69	0.5	0.01	2.71	100.0
LDUG-406	Infill	422209.5	1990017.7	721.8	265	-12	342	131.9	142.0	10.1	9.2	2.92	15.2	0.29	3.58	99.8

LDUG-407	Infill	422209.6	1990017.7	721.6	265	-22	360	143.6	145.7	2.1	1.8	19.72	6.8	0.13	20.01	99.8

Notes to Table

1)	Drill hole intercepts are shown both in core length and true widths. Core and true width lengths subject to rounding. Assay results are uncapped.
2)	Coordinates are WGS 1984 UTMZone 14N
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

Table 3 (continued): Drill results along the El Limón Sur Trend

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LDUG-409	Infill	422209.5	1990017.6	721.6	256	-20	171	130.0	132.1	2.1	1.9	9.79	5.0	0.08	9.97	100.0
LS-353	Infill	422176.7	1989761.9	896.2	259	-16	177	54.6	65.2	10.6	9.9	3.24	3.0	0.12	3.47	100.0
								79.1	83.6	4.5	4.1	4.54	5.7	0.38	5.23	100.0
								105.0	113.0	8.0	6.9	6.23	3.4	0.04	6.33	100.0
LS-354	Infill	422262.9	1989927.2	856.7	319	-20	267	220.0	227.6	7.6	4.9	5.42	30.9	2.67	10.12	100.0
LS-355	Infill	422176.0	1989760.0	897.0	261	-6	165	79.2	82.0	2.8	2.7	2.58	9.8	0.24	3.08	100.0
LS-356	Step-Out	422146.9	1989161.4	916.9	88	-63	351	201.1	203.0	1.9	0.5	1.56	1.3	0.01	1.59	100.0
LS-357	Infill	422176.6	1989761.9	896.7	243	-3	207	113.6	117.5	3.9	3.5	3.85	1.4	0.01	3.89	98.7
								124.7	132.6	7.9	6.9	6.21	0.6	0.01	6.24	99.4
LS-359	Infill	422176.7	1989761.1	896.3	236	-10	215	50.6	53.0	2.4	2.1	6.35	2.0	0.02	6.41	100.0
								112.2	115.1	2.9	2.6	6.84	2.0	0.05	6.94	100.0
								136.0	139.8	3.8	3.4	2.31	0.8	0.01	2.33	100.0
								191.6	206.8	15.2	13.4	7.43	3.9	0.08	7.61	100.0
including								198.3	199.4	1.1	1.0	34.70	4.0	0.09	34.90	100.0
including								205.3	206.8	1.5	1.3	36.80	10.0	0.03	36.98	100.0
LS-360	Infill	422176.7	1989761.2	896.7	233	6	195	54.8	57.5	2.7	2.4	9.99	1.2	0.02	10.03	100.0
LS-361	Step-Out	422176.0	1989871.1	796.7	276	-30	366	120.5	121.5	1.0	0.8	5.46	25.0	0.51	6.60	100.0
LS-362	Infill	422176.8	1989761.3	897.3	237	14	162	3.0	10.0	7.0	6.3	1.73	3.0	0.12	1.96	100.0
LS-364	Infill	422176.8	1989761.5	897.4	243	15	162	3.5	9.5	6.0	5.1	5.72	4.5	0.12	5.97	100.0
								57.0	67.5	10.5	8.2	2.34	4.9	0.30	2.88	100.0
LS-365	Infill	422176.7	1989761.2	897.4	233	12	195	9.0	13.4	4.4	3.7	4.49	5.5	0.17	4.83	100.0
								35.0	41.8	6.8	5.8	9.82	2.0	0.03	9.89	100.0
								145.9	151.4	5.5	4.2	2.60	1.2	0.04	2.68	100.0
LS-366	Infill	422176.8	1989761.9	896.9	256	5	171	16.0	18.2	2.2	2.1	0.99	38.2	1.37	3.69	70.1
								27.7	30.6	2.9	2.7	2.22	0.9	0.02	2.26	98.9
								129.0	130.3	1.3	1.1	26.10	7.0	0.22	26.54	100.0

Notes to Table

1)	Drill hole intercepts are shown both in core length and true widths. Core and true width lengths subject to rounding. Assay results are uncapped.
2)	Coordinates are WGS 1984 UTMZone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)	The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground

Table 3 (continued): Drill results along the El Limón Sur Trend

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LS-367	Infill	422176.6	1989762.1	896.7	269	1	402	26.0	31.9	5.9	5.7	3.58	2.0	0.03	3.66	100.0
								93.3	97.9	4.6	4.5	2.83	3.8	0.17	3.15	99.3
LS-368	Step-Out	422176.1	1989870.7	796.3	269	-39	250	70.0	73.8	3.8	2.9	0.28	17.9	0.52	1.34	100.0
								129.5	133.0	3.5	2.6	3.63	2.7	0.04	3.72	100.0
LS-369	Step-Out	421646.7	1989805.8	570.8	82	-9	600	326.7	329.5	2.8	2.5	1.09	18.6	1.20	3.26	100.0
								417.2	421.5	4.3	4.0	3.04	8.9	0.52	3.99	100.0
LS-370	Infill	422176.7	1989761.5	896.1	248	-16	210	9.9	12.0	2.1	2.1	7.58	3.0	0.05	7.70	76.5
								65.0	95.1	30.1	26.4	5.79	3.2	0.08	5.97	100.0
including								71.0	75.6	4.6	4.0	13.75	7.3	0.14	14.07	100.0
								122.0	133.5	11.5	10.3	43.31	2.6	0.21	43.68	100.0
including								123.5	126.8	3.3	2.9	78.39	4.5	0.30	78.93	100.0
								137.6	142.7	5.1	4.4	4.84	1.6	0.22	5.21	100.0
including								141.5	142.7	1.2	1.0	16.4	2.0	0.33	16.97	100.0
								151.0	155.0	4.0	3.5	8.89	2.3	0.24	9.30	100.0
LS-371	Infill	422176.7	1989761.5	896.5	255	-8	180	140.0	168.7	28.7	26.4	11.75	3.2	0.24	12.18	100.0
including								144.0	155.0	11.0	10.1	24.84	5.8	0.34	25.46	100.0

Notes to Table

1)	Drill hole intercepts are shown both in core length and true widths. Core and true width lengths subject to rounding. Assay results are uncapped.
2)	Coordinates are WGS 1984 UTMZone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

Table 4: Drill results along the El Limón West Trend

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LS-351	Infill	422108.1	1989285.7	929.6	268	-46	291	156.3	208.0	51.7	35.8	7.14	42.4	0.81	8.98	97.0
including								162.4	166.6	4.2	2.9	13.36	41.8	0.34	14.44	96.0
including								175.0	181.0	6.0	4.2	14.33	85.3	1.53	17.88	98.0
including								198.0	205.3	7.3	5.0	15.09	32.2	0.97	17.06	97.0
								245.8	250.0	4.2	2.8	4.65	18.5	0.81	6.18	99.9
								261.3	266.5	5.2	3.4	3.06	8.8	0.32	3.68	100.0
LS-352	Infill	422112.4	1989272.0	928.4	273	-48	305	187.8	199.6	11.8	7.7	6.52	18.0	0.37	7.35	100.0
LS-358	Step-Out	421765.9	1989266.7	805.8	90	-59	570	298.6	299.7	1.1	0.6	5.79	2.0	0.00	5.82	100.0
								402.9	404.7	1.8	1.1	1.96	0.7	0.00	1.97	100.0
LS-363	Step-Out	421727.2	1989210.4	786.4	90	-52	924	No significant values

LS-367	Step-Out	422176.6	1989762.1	896.7	269	1	402	No significant values
LS-373	Infill	422207.1	1989278.9	945.1	267	-45	391	262.1	271.2	9.1	6.4	2.39	25.5	0.39	3.34	99.8
								282.6	288.9	6.3	4.4	3.05	8.2	0.25	3.56	100.0
								324.2	332.3	8.1	5.8	10.25	8.0	0.26	10.77	100.0
								343.0	356.0	13.0	9.0	3.68	33.4	0.76	5.34	92.0
including								350.9	356.0	5.1	3.5	5.73	72.5	1.38	8.88	92.0
LS-374	Step-Out	422207.3	1989279.1	945.0	268	-61	567	487.2	491.7	4.5	2.2	18.47	14.6	0.57	19.57	100.0
including								490.5	491.7	1.2	0.6	33.54	12.0	0.39	34.33	100.0

Notes to Table

1)	Drill hole intercepts are shown both in core length and true widths. Core and true width lengths subject to rounding. Assay results are uncapped.
2)	Coordinates are WGS 1984 UTMZone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

Table 5: Drill results along the El Limón Deep Trend

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LDUG-392	Infill	422209.1	1990018.5	722.1	265	0	333	302.5	308.2	5.7	5.5	4.84	11.5	0.66	6.05	99.9
LDUG-404	Step-Out	422175.9	1990139.1	675.2	266	-21	290	261.8	264.5	2.7	1.8	1.21	22.4	0.44	2.20	100.0
LDUG-405	Step-Out	422176.1	1990138.6	674.8	262	-37	342	No significant values
LDUG-406	Infill	422209.5	1990017.7	721.8	265	-12	342	318.7	321.2	2.5	2.2	3.70	3.5	0.11	3.92	100.0
LDUG-407	Infill	422209.6	1990017.7	721.6	265	-22	360	No significant values
LS-372	Step-Out	422176.0	1990140.3	675.6	296	-7	201	No significant values

Notes to Table

1)	Drill hole intercepts are shown both in core length and true widths. Core and true width lengths subject to rounding. Assay results are uncapped.
2)	Coordinates are WGS 1984 UTMZone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

Table 6: Drill results along the Sub-Sill Trend

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
SST-353	Infill	422211.0	1990128.1	674.4	120	-43	171	No significant values
SST-354	Infill	422211.2	1990127.9	674.0	120	-50	201	142.5	146.3	3.8	2.1	2.72	5.1	0.23	3.16	100.0
SST-355	Infill	422211.0	1990127.9	674.0	134	-50	237	187.0	189.8	2.8	1.2	2.06	8.6	0.20	2.48	100.0
SST-357	Infill	422211.3	1990128.1	674.3	104	-43	153	86.9	89.5	2.6	1.3	4.11	2.5	0.17	4.42	100.0

								143.0	145.2	2.2	1.5	2.62	6.3	0.39	3.32	100.0
SST-362	Step-Out	422211.4	1990128.2	675.0	104	-18	234	181.8	184.8	3.0	2.3	7.59	35.1	1.67	10.73	100.0
SST-368	Infill	422211.3	1990128.2	675.0	104	-29	234	172.4	196.0	23.6	18.3	2.93	123.8	4.53	11.80	100.0
SST-372	Infill	422211.3	1990128.1	674.9	108	-23	237	157.3	159.7	2.4	1.7	0.41	8.0	0.45	1.23	100.0
SST-374	Infill	422211.2	1990128.5	676.0	134	11	111	78.4	83.4	5.0	3.4	3.70	0.7	0.01	3.72	100.0
SST-377	Step-Out	422266.9	1989924.6	856.5	108	-31	255	No significant values
SST-378	Step-Out	422182.4	1989868.9	795.8	91	-37	618	No significant values
SST-380	Step-Out	422181.8	1990137.5	674.2	106	-51	261	162.0	182.9	20.9	8.7	5.29	3.6	0.14	5.55	100.0
including								166.0	168.9	2.9	1.2	13.84	8.2	0.36	14.53	100.0
SST-381	Step-Out	422182.1	1990137.9	674.2	91	-45	210	177.3	183.3	6.0	4.1	1.68	50.8	3.39	7.79	88.2
SST-382	Step-Out	422181.4	1990137.9	674.3	90	-56	378	235.3	237.4	2.1	1.7	3.42	44.0	0.00	3.99	100.0
LDUG-394	Infill	422292.0	1990579.4	743.3	275	32	210	159.7	164.0	4.3	2.9	4.90	5.4	0.53	5.82	100.0
								182.5	188.0	5.5	3.7	1.46	86.3	2.97	7.34	99.8
LDUG-395	Infill	422292.0	1990579.3	742.9	273	26	201	144.6	149.5	4.9	3.9	2.58	5.3	0.62	3.64	100.0
LDUG-396	Infill	422292.0	1990579.3	742.2	265	16	168	138.0	143.8	5.8	4.8	2.86	7.3	0.22	3.30	100.0
LDUG-397	Infill	422292.0	1990578.9	742.8	264	25	180	126.6	129.7	3.1	2.5	1.90	5.0	0.31	2.47	94.8
LDUG-398	Infill	422291.9	1990579.6	743.1	278	29	180	119.8	122.1	2.3	1.6	1.73	5.9	0.24	2.19	98.5
LDUG-399	Infill	422292.1	1990579.5	744.2	276	43	201	161.7	165.0	3.3	2.2	0.90	8.5	0.64	2.03	100.0
LDUG-400	Infill	422292.1	1990579.7	743.4	286	33	177	129.8	133.2	3.4	2.3	1.47	11.8	0.60	2.59	95.6
LDUG-401	Infill	422292.6	1990577.8	742.1	252	14	162	140.0	142.2	2.17	2.0	1.90	9.8	0.57	2.95	100.0
LDUG-402	Infill	422292.4	1990577.5	741.8	248	9	156	130.8	133.1	2.3	2.1	2.03	7.4	0.57	3.05	100.0
LDUG-403	Infill	422292.1	1990579.5	741.8	276	8	126	100.7	103.0	2.3	2.1	2.50	6.3	0.14	2.81	98.6

Notes to Table

1)	Drill hole intercepts are shown both in core length and true widths. Core and true width lengths subject to rounding. Assay results are uncapped.
2)	Coordinates are WGS 1984 UTMZone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

Table 7: Previously reported drill holes from ELG Underground

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LS-316	Step-out	421827.0	1989766.3	1062.1	116.3	-54.7	352.0	63.1	69.4	6.3	4.5	4.53	0.9	0.00	4.55	100.0
LS-317	Step-out	421826.7	1989767.1	1062.3	75.8	-61.2	453.0	66.4	71.7	5.3	3.9	3.94	1.0	0.00	3.96	100.0

Notes to Table

1)	Drill hole intercepts are shown both in core length and true widths. Core and true width lengths subject to rounding. Assay results are uncapped.
2)	Coordinates are WGS 1984 UTMZone 14N
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq (gpt) = Au (gpt) + Ag (gpt) * 0.0127 + Cu (%) * 1.6104 and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2024 mineral resource estimate for ELG Underground.

5)

For more information on the above drilling results, please refer to the Company’s press releases titled Torex Gold Reports Positive Results from the 2024 ELG Underground Drilling Program (June 27, 2024) and Torex Gold Reports Compelling New Results from the 2024 ELG Underground Drilling Program(December 2, 2024), which are available on www.torexgold.com and www.sedarplus.ca.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/252759